THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

HOME OFFICE	ANNUITY SERVICE CENTER
2929 ALLEN PARKWAY	P. O. BOX 15648
HOUSTON, TX 77019	AMARILLO, TX 79105-5648

NEW YORK REPLACEMENT REGULATION 60 RIGHT TO EXAMINE ENDORSEMENT

Notwithstanding any provision in the Contract to the contrary, this Endorsement becomes a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail. The manner in which benefits and values are described in the Contract are not modified by this Endorsement unless indicated herein.

NOTICE OF SIXTY DAY RIGHT TO EXAMINE CONTRACT: This Endorsement amends the Contract to which it is attached so that, notwithstanding anything to the contrary in the Contract, if this is a replacement sale in the State of New York as defined under 11 NYCRR 51 (Regulation 60), You may cancel the Contract by delivering or mailing a written notice to: The Variable Annuity Life Insurance Company (“VALIC”), 2929 Allen Parkway, Houston, Texas 77019, and by returning the Contract before midnight of the sixtieth (60) day after the date You receive the Contract.

Notice given by mail and return of the Contract by mail are effective on being postmarked, properly addressed and postage prepaid. VALIC will return within ten (10) days after it receives notice of cancellation and the returned policy: all payments allocated to the fixed interest option(s), the variable investment option(s) Accumulation Value on the date the Contract is returned, and any fees or charges assessed on any investment option.

Upon such refund, the Contract shall be void.

Signed for the Company to be effective as of the Date of Issue.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

VE-8089 (2/21)